June 25, 2019

Kent B. Wilson
Chief Executive Officer
Alpine 4 Technologies Ltd.
2525 E Arizona Biltmore Circle, Suite 237
Phoenix, AZ 85016

       Re: Alpine 4 Technologies Ltd.
           Preliminary Proxy Statement on Schedule 14A
           Filed June 24, 2019
           File No. 000-55205

Dear Mr. Wilson:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Telecommunications